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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger presents highlights from a discussion session with HP employees led by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and Ann M. Livermore, President, HP Services. The article is posted on HP's internal web site.

ROSEVILLE RALLY

CEO CARLY FIORINA AND HP SERVICES PRESIDENT ANN LIVERMORE VISIT ROSEVILLE, CALIFORNIA, FOR A COFFEE TALK WITH EMPLOYEES.

The HP-Compaq merger was foremost on employees' minds as CEO Carly Fiorina and Ann Livermore, HP Services president, rolled into Roseville, California, for a coffee talk November 28. Approximately 700 employees gathered in the cafeteria to participate directly in the session, while another 850 gathered to watch the broadcast in several locations across the sprawling Roseville campus.

Ann and Carly delivered brief introductions, touching on how the merger will benefit HP's services business, the changes driving the IT industry and the choices the company must make if it is to perform up to its full potential. Then, during a lengthy Q&A session, the two leaders addressed a number of issues employees sent their way, including the PC business, media commentary on Carly's leadership, and lessons HP managers have learned from past mergers.

BOON TO SERVICES

The HP-Compaq merger allows HP to "make the first move in what we believe is going to be a very, very major transformation" throughout the industry, Ann told the audience. Several shifts are altering the maturing IT industry, she said. As industry revenue growth rates slow and business models change, ongoing revenue streams increasingly are becoming necessary to fuel strong R&D investments.

The combination produces some "phenomenal advantages" to HP's services business, Ann explained.

"Clearly, bigger is better," she said. "So, from the services business perspective, HP and Compaq are No. 3

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combined. Bigger is better because customers care about your capacity to do big global deals and the combination basically doubles everything that we have."

The value of a large support business, she went on to say, should not be discounted. This business provides the foundation for the total customer experience and customer loyalty, allows the company to sell additional products and services, and delivers a predictable, high-profit revenue stream.

"There's no question that Hewlett-Packard is the best at delivering mission-critical solutions to our customers running in any operating environment," she continued. "Our multi-vendor, multi-technology capabilities -- we will truly have capabilities across every technology that's available."

The merger will also allow HP to build on strengths in vertical areas such as telecommunications, manufacturing, financial services and government, Ann stated.

TO SPIN OR NOT TO SPIN

Carly began by thanking Roseville employees for their contributions to an "outstanding" fourth quarter and a tough but productive 2001. Reminding the audience of what she covered on her first visit two years ago -- strategy, balance and performing up to the company's full potential -- she said she has seen considerable progress.

Some employees have asked her why it is so important that HP has a healthy computing business and why the company simply doesn't spin off the imaging and printing business, Carly said.

The reasons, she responded, are twofold. "One, when you're a cash cow, you don't get invested in," she said. "You just get milked. So, if we want to stay a leader in imaging and printing, we have to have healthy businesses so that we can continue to invest in it for leadership."

In addition, advances in imaging and printing depend on capabilities in services and in the computing business, she added. "Anybody use a digital camera lately?" she asked the audience. "That experience would not be as useful as it is

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without all the things we understand about the computing infrastructure, the software, the hardware and the networking capabilities."

LOOKING AT OPTIONS

During the Q&A session, Carly discussed the options available to restore ailing businesses such as PCs and Windows-based servers.

The HP-Compaq merger brings a "scope and a scale" that will allow the new HP to achieve "massive leverage" on its cost structure, gain a larger customer installed base and boost revenue, she added.

Despite challenges in the PC and Windows-based server businesses, Carly noted, HP is one of the few technology companies that has remained profitable through the downturn.

KEEPING THE FOCUS ON CUSTOMERS

When an employee inquired about the media and financial community's views on Carly's leadership, HP's CEO stressed the importance of focusing on customers' perceptions.

"The vast majority of customers I've talked to get this, get what we're doing, believe we've made huge progress as a company and, therefore, are saying, 'let's go,'" she told the audience.

"If we serve customers well, shareowners will follow," she continued.

HP has learned several lessons from its past acquisitions, she said in response to another employee.

"Among other things, you better have your strategy set before you go buy somebody," she said. "In other words, buying someone is not a strategy."

It's also vital for companies to have "very clear targets" about where the value lies, how to get the value out and who will take on specific tasks, she added. Another lesson

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learned, she noted, is to have individuals dedicated to the integration so others can focus on business as usual.

Carly encouraged employees and managers to take advantage of the information -- including a recent interview conducted with HP Board member Dick Hackborn -- about the merger available on [HP's internal web site].


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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